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                                                              November 5, 2004

VIA FACSIMILE (202) 942-9544

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Barbara Jacobs, Assistant Director
                  Tangela Richter, Esq.

         Re:      Cintel Corp.
                  Registration Statement on Form SB-2
                  File No. 333-119002

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission pursuant to telephone conferences on November 3, 2004 and November 4, 2004 relating to the Registration Statement on Form SB-2 of Cintel Corp. (the "Company"). On behalf of the Company, we respond as follows.

We have revised the disclosure throughout the registration statement to clarify that (i) Cornell Capital Partners will receive a two percent discount and (ii) Cornell Capital Partners will receive five percent of the gross proceeds of the advance. Additionally, we added disclosure that this effectively amounts to an approximate 7% discount that Cornell Capital Partners, L.P. will receive on purchases of our common stock. Examples of the revised disclosure follow:

Example 1 (page 6 of the Prospectus)

Under the Standby Equity Distribution Agreement: (1) Cornell Capital Partners, L.P. will pay 98% of the lowest closing bid price of the common stock for the five consecutive trading days immediately following the notice to advance funds date; and (2) we will pay Cornell Capital Partners, L.P. 5% of the gross proceeds that we receive from each advance. This effectively amounts to an approximate 7% discount that Cornell Capital Partners, L.P. will receive on purchases of our common stock.

Example 2 (page 10 of the Prospectus)

The following is an example of the amount of shares of our common stock issuable in connection with an advance of $100,000 under the Standby Equity Distribution Agreement, based on market prices 25%, 50% and 75% below the closing bid price as of August 17, 2004 of $0.09. In addition to the 2% discount that Cornell Capital Partners, L.P. will receive on the purchase price, we will pay Cornell Capital Partners, L.P. 5% of the gross proceeds that we receive from each advance. This effectively amounts to an approximate 7% discount that Cornell Capital Partners, L.P. will receive on purchases of our common stock.

                                                             Effective Price
         % Below market    Price Per         With 2%        Per Share With 5%    Number of Shares    Percentage of
                             Share          Discount          Cash Payment           Issuable            Stock*
         --------------- -------------- ------------------ -------------------- ------------------- -----------------
         25%               $0.0675         $0.0662                 $0.0629           1,510,574           7.2%
         50%               $0.045          $0.0441                 $0.0419           2,267,574          10.8%
         75%               $0.0225         $0.0221                 $0.0210           4,524,887          21.6%

         *Based upon 20,974,300 shares of common stock outstanding.

         We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.


                                                       Very truly yours,

                                                       /s/ David Schubauer
                                                       David Schubauer


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